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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                               SCHEDULE 13E-4/A-1


                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                            ENVIROTEST SYSTEMS CORP.

                                (Name of Issuer)

                            ENVIROTEST SYSTEMS CORP.

                      (Name of Person(s) Filing Statement)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                            ------------------------

                                   29409W105
                     (Cusip Number of Class of Securities)

                            ENVIROTEST SYSTEMS CORP.
                                246 SOBRANTE WAY
                              SUNNYVALE, CA 94086
                                 (408) 774-6300

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:

                           NICHOLAS P. SAGGESE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3144
                                 (213) 687-5000

                            ------------------------

                                AUGUST 19, 1997


     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            ------------------------

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    This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated August 19, 1997 relating to the tender offer by Envirotest Systems Corp., a Delaware corporation ("Envirotest" or the "Company"), to purchase up to 4,444,444 shares of its Class A Common Stock, par value $.01 per share (the "Shares"), at prices, net to the seller in cash, not greater than $4.50 nor less than $3.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms used herein but not defined shall have the meaning assigned to such terms in the Offer to Purchase.



ITEM 8.  ADDITIONAL INFORMATION



    Item 8(e) is hereby supplemented and amended as follows:



    On September 18, 1997, the Company issued a press release announcing the preliminary results of the Offer which expired at 5:00 p.m., New York City time, on September 17, 1997. The preliminary count indicated that 4,390,391 Shares were tendered and not withdrawn at or below $4-50 per share. The determination of the actual number of Shares to be purchased and the purchase price are subject to final confirmation and proper delivery of all Shares tendered and not withdrawn. The press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



    Item 9 is hereby amended by the addition of the following Exhibit:



(a)(11)    Form of Press Release issued by the Company dated September 18, 1997.


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                ENVIROTEST SYSTEMS CORP.

                                By:  /s/ CHESTER C. DAVENPORT
                                     -----------------------------------------
                                     Name: Chester C. Davenport
                                     Title: Chairman


Dated: September 18, 1997


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                               INDEX TO EXHIBITS


  ITEM                                               DESCRIPTION
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
(a)(11)    Form of Press Release issued by the Company dated September 18, 1997.